FREE WRITING PROSPECTUS dated September 8, 2009	Filed pursuant to Rule 433 Registration Statement No. 333-140456

Eksportfinans has filed a registration statement (including a prospectus) with the SEC. Before investing, please read the prospectus in that registration statement and other documents filed with the SEC for more complete information about Eksportfinans. The documents are available free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in an offering will arrange to send the prospectus upon request. Please call toll-free 1-866-500-5408.

Eksportfinans ASA | Sep 2009 | www.eksportfinans.com

Ratings† and risk weight

Moody’s	Aa1/P-1 (Negative Outlook)
Standard & Poor’s	AA/A-1+ (Outlook Stable)
Fitch Ratings	AA/F1+ (Stable Outlook)
Risk weight	20%
S&P: (September 04, 2009): “We have applied our enhanced GRE criteria to Eksportfinans and we assess the likelihood of timely and sufficient extraordinary government support to Eksportfinans, in case of financial distress, to be ‘very high’. This is based on our assessment that Eksportfinans plays a ‘very important’ role for the government (AAA/Stable/A-1+) and that the link between Eksportfinans and the government is ‘very strong’. The ratings are constrained by Eksportfinans’ limited product and geographic diversity, and only adequate profitability.”
Moody’s: (December 16, 2008) “Moody’s assessment of a high probability of systemic support for Eksportfinans reflects its function as an important tool for the government as a provider of funding to the Norwegian export sector.”
† A credit rating reflects the creditworthiness of Eksportfinans in the view of the rating agency and is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness does not affect or enhance the likely performance of an investment other than the ability to meet obligations.
Key facts
•	Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:
–	Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry

–	All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution
•	Eksportfinans’ long term funding requirement for 2009 approximately USD10bn:
–	Only Norwegian international borrower with a Global benchmark program

–	Closest proxy to the Kingdom of Norway on a Global benchmark basis
Ownership

Issuance flexibility
•	Programs / Shelves: US MTN, EMTN, Kangaroo, Japan

•	No minimum size, no minimum or maximum maturity

•	Extensive range of structures (e.g. Reverse Convertible, PRDC, TARN, Snowball, CMS, CMT, Inverse FRN, Zero coupon, Range Accrual, Equity-Linked, Commodity-Linked, Fund-Linked, Credit-Linked)
Financial highlights (USD billion)

	2Q09	2008	2007	2006

Total assets	37.9	42.4	40.4	27.6

Total loans outstanding	19.6	19.9	23.0	15.8

Capital adequacy total*	12.7%	11.6%	9.6%	12.2%

Capital adequacy core*	9.0%	8.1%	6.3%	8.3%

* Capital adequacy for 2006 is not adjusted to reflect IFRS
Recent developments
The underlying business operations showed record high profits in the 1st half-year of 2009. Eksportfinans experienced a total comprehensive income of NOK 425 million up from negative NOK 11 million for the corresponding period in 2008. Profit from continuing operations was NOK 83 million up from negative NOK 75 million for the first half-year of 2008.
In spite of difficult overall market conditions, Eksportfinans has continued to capitalize on its global funding sources by issuing debt in a number of markets in the first half-year of 2009. This was affirmed by Eksportfinans re-entry into the public benchmark market in June. Disbursements of export related loans are expected to remain high in the second half-year of 2009, mainly due to projects initiated before the financial crisis.
On the 24th of June, 2009, Eksportfinans completed the sale of its wholly owned subsidiary Kommunekreditt Norge AS to Kommunal Landspensjonskasse (KLP).
In December of 2008, the Norwegian Ministry of Trade and Industry issued Proposition 32 which detailed measures that the government has or will take in order to safeguard continued supply of financing for export contracts that qualify for officially supported loans from Eksportfinans. Eksportfinans was also upgraded to an Objective Category 3 company (company with commercial objectives and other specifically defined objectives), which acknowledges the importance of Eksportfinans’ role in providing competitive financing for the Norwegian export industry.
Disclaimer
Any information contained herein is neither an offer nor a solicitation of an offer to buy or sell securities. Any such offer is made only by the prospectus related to such securities. This document is subject to amendment and completion and should not be relied upon for the purpose of investment decisions. This document was last amended on September 7, 2009